Bullish

Bullish 3Q 2025 Shareholder Update

November 19, 2025

Disclaimer

Non-IFRS financial measures and key performance indicators
This communication includes certain financial measures that are not recognized by the International Financial Reporting Standards ("IFRS"). These non-IFRS financial measures are "adjusted transaction revenue," "subscription, services & other revenue, " "adjusted revenue," "adjusted operating expense," "adjusted net income / (loss)" and "adjusted EBITDA," "gross liquid assets" and "net liquid assets." These non-IFRS financial measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. We believe these non-IFRS financial measures provide useful information to management and investors regarding certain financial and business trends. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments about which items of expense and income are excluded or included in determining these non-IFRS financial measures. Refer to the Appendix for further details and a reconciliation of the non-IFRS financial measures presented to their most directly comparable IFRS financial measures.

This communication also provides our forward-looking "adjusted transaction revenue," "subscription, services & other revenue, " "adjusted revenue," "adjusted operating expense," "adjusted EBITDA," and "adjusted net income" guidance for the upcoming fiscal quarter. Information reconciling upcoming fiscal quarter "adjusted transaction revenue," "subscription, services & other revenue, " "adjusted revenue," "adjusted operating expense," "adjusted EBITDA," and "adjusted net income" to the most directly comparable IFRS financial measures is unavailable to us without unreasonable effort due to the high variability, complexity and lack of visibility in making accurate forecasts and projections to certain reconciling items. These items cannot be reasonably and accurately predicated without the investment of undue time, costs and other resources, and accordingly, no reconciliation of the forward-looking non-IFRS financial measures is included. These reconciling items could be material to our actual results for the period.

In addition, management is providing forward-looking guidance on the following key performance indicator, Trading Volume, for the upcoming fiscal quarter. Refer to the Appendix in this communication for definitions of key performance indicators.

Mark-to-Market — Digital asset prices are subject to extreme volatility, and our holdings of digital assets and other balance sheet items fluctuate constantly in the ordinary course of business. You should not assume that the amounts depicted in this presentation as "mark-to-market" as of September 2025 reflect the actual holdings or balances as of such date or any other date subsequent to September 30, 2025.

Additional information
This communication should be read together with the accompanying earnings press release, available on our Investor Relations website investors.bullish.com.

Forward-Looking Statements
This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as "believe," "intend," "plan," "may," "expect," "should," "could," "anticipate," "estimate," "predict," "project," or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements. Such statements include, without limitation, statements relating to our expected financial or operating performance, including for the upcoming fiscal quarter; our business strategy and potential market opportunities; current and prospective products, services or acquisitions; trends in, demand for, and growth and market size of, the digital assets industry; expectations regarding relationships with clients and third-party business partners and overall business momentum; our plans and expectations related to tokenization; competition in our industry; the regulatory and legal environment, including regulatory proceedings or approvals; and general economic and business conditions. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by us, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited to intense competition in our industry, including from unregulated and less-regulated entities and platforms; our ability to execute our business strategy and grow our business and operations, including in new geographic locations; our ability to develop, launch and improve our products and services and their adoption; our ability to attract and retain customers; the evolving rules and regulations applicable to digital assets and our products and services; our ability to obtain and maintain regulatory approvals and stay in compliance with laws and regulations, and the costs of doing so; evolution and adoption of digital assets; interest rate fluctuations and digital asset price volatility; changes in, or unexpected, costs to operate our business; cybersecurity risks, including with respect to digital assets custody; disruptions to information and technology systems, blockchain networks and third-party services on which we rely; changes in general market, political or economic conditions; and other risks and uncertainties set forth in the section entitled "Risk Factors" in our final prospectus dated August 12, 2025 filed with the Securities and Exchange Commission ("SEC"), as well as potential risks and uncertainties disclosed in our other filings with the SEC. We may not actually achieve the performance, plans, or expectations disclosed in our forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth therein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake any duty to update forward-looking statements.

Trademarks
"Bullish", "CoinDesk", and related word marks and logos are our registered or common law trademarks, service marks or trade names. All third-party trademarks referenced in this communication are property of their respective owners, the use of which does not imply endorsement.

Speaking Today



Tom Farley

Chief Executive Officer



David Bonanno

Chief Financial Officer

Our objective

To provide mission-critical products and services that are designed to help institutions grow their businesses, build trust across global regulatory frameworks, and drive the adoption of blockchain technology and digital assets

Recent Bullish Highlights

3Q 2025 Earnings

Total Trading Volume	Spot Trading Volume	Derivatives Trading Volume
$142B	$130B	$12B
Adjusted Revenue	**Adjusted Transaction Revenue**	**Subscriptions, Services, and Other Revenue**
$77M	$27M	$50M
Adjusted EBITDA	**Adjusted Net Income**	**Net Income**
$29M	$14M	$18M

Options Launch & Rapid Adoption



- **Launched Crypto Options** (Oct. 8) with 14 leading trading partners.
- **Rapid Adoption:** Recently **surpassed $1B** in options trading volume.

CoinDesk Indices & Liquidity Services Growth


GDLC
Grayscale Digital Large Cap Fund

- **Indices AUM** of $49B as of 3Q vs. $41B as of 2Q
- **ETP Strength:** Since the last earnings call, 5 of 6 SPOT crypto ETPs launched in the U.S. were based on a CoinDesk Index.
- **Won 6 new benchmark switches** from competitors and have 2 active filings for CoinDesk20.
- **Continued liquidity services momentum:** 100%+ new partner growth in 3Q vs. 2Q, with meaningful growth continuing in 4Q.

U.S. Regulatory & Institutional Partnerships



- **Secured NY BitLicense** (Sep. 2025), enabling the launch of U.S. institutional spot trading.
- **Partnered with Deutsche Bank** for seamless institutional fiat (USD/EUR) integration.
- **Launched Grayscale Digital Large Cap Fund** based on CoinDesk 5.

Deutsche Bank

Note: Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income and adjusted EBITDA are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures

Financials & KPIs

3Q 2025 Update

3Q 2025 In-line or Above Guided Ranges

	3Q'2025	Guidance	vs Actual
Total Trading Volume ($B)	$142	$133 to $142	✓
Adjusted Transaction Revenue ($M)	**26.7**	**25.5 to 28**	✓
Subscription, Services, and Other ($M)	49.8	43.5 to 48	+
Total Adjusted Revenue ($M)	**76.5**	**69 to 76**	+
Adjusted OPEX ($M)	47.9	44 to 48	✓
Adjusted EBITDA ($M)	**28.6**	**25 to 28**	+
Margin %	*37%*		
Adjusted Net Income ($M)	**$13.8**	**$12 to $17**	✓

Note: Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income and adjusted EBITDA are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures
** Figures may not sum due to rounding*

Income Statement and KPIs

	1Q24	2Q24	3Q24	4Q24	FY24	1Q25	2Q25	3Q25	LTM 3Q 2025
Financial Metrics ($M)									
Adjusted Transaction Revenue	$44.5	$34.9	$32.9	$41.0	$153.3	$42.0	$24.1	$26.7	$133.9
Subscription & Services Revenue	8.8	25.8	11.5	13.7	59.8	19.7	31.9	49.3	114.7
Revaluation of digital assets held as investments & Other[1]	0.2	0.0	0.2	0.5	0.9	0.6	1.0	0.5	2.6
Total Adjusted Revenue	**53.5**	**60.7**	**44.6**	**55.2**	**214.0**	**62.4**	**57.0**	**76.5**	**251.1**
Adjusted Operating Expenses	39.5	46.0	36.9	39.4	161.8	49.2	48.9	47.9	185.5
Adjusted EBITDA	**$14.0**	**$14.7**	**$7.7**	**$15.8**	**$52.2**	**$13.2**	**$8.1**	**$28.6**	**$65.7**
% Margin	*26.2%*	*24.2%*	*17.3%*	*28.7%*	*24.4%*	*21.1%*	*14.2%*	*37.4%*	*26.1%*
Finance Expenses	$8.9	$9.1	$9.9	$10.7	$38.5	$10.2	$13.3	$13.9	$48.1
Tax effect of adjusted net income before taxes	0.0	(0.0)	0.0	0.1	0.1	0.0	(0.0)	(0.1)	(0.0)
Depreciation and amortization, other	1.2	0.8	0.9	1.0	3.9	0.8	0.8	0.9	3.5
Adjusted Net Income	**$3.9**	**$4.8**	**($3.1)**	**$4.0**	**$9.7**	**$2.1**	**($6.0)**	**$13.8**	**$14.1**
% Margin	*7.3%*	*7.9%*	*(6.9%)*	*7.3%*	*4.5%*	*3.4%*	*(10.5%)*	*18.1%*	*5.6%*
Key Performance Indicators									
BTC Price (daily average, '000s)	$53.4	$65.7	$61.0	$83.3	$65.9	$93.5	$98.5	$114.4	$97.4
Exchange KPIs									
Annualized BTC Volatility (SPOT)	45.9%	41.2%	45.1%	42.0%	43.5%	47.4%	35.3%	26.0%	37.7%
Avg. Daily Trading Vol (SPOT, $M)	$1,415.8	$1,100.3	$1,410.8	$2,042.9	$1,492.5	$2,550.5	$1,791.1	$1,417.6	$1,950.5
Avg. Daily Trading Vol (PERP, $M)	$392.8	$361.4	$332.6	$268.3	$338.8	$248.8	$182.6	$128.0	$206.9
Bullish OPEX Metrics									
Headcount	371	367	342	388	388	406	406	409	409
CoinDesk Media									
CoinDesk.com total pageviews (million)	41.9	33.4	26.5	26.5	128.2	27.8	26.4	28.7	109.4
CoinDesk.com monthly unique visitors (million)	7.0	5.1	3.8	3.9	5.0	3.1	2.9	2.7	3.2

Notes:
[1] Revaluation of digital assets held as investments & Other includes Change in Fair value on Investments in Financial Assets of $0.2M in 1Q24
*Note: Adjusted transaction revenue, subscription, services and other revenue and adjusted operating expenses and adjusted net income / (loss) are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures. Adjusted operating expenses exclude share-based compensation and non-recurring expenses. CoinDesk was acquired in November 2023. *FY'24 & YTD 3Q25 CoinDesk monthly unique visitors is a monthly average across the full year and last twelve months 3Q25.*
** Figures presented may not sum precisely due to rounding*

Bullish Adjusted Operating Expense Summary

Key Highlights

- Adjusted Operating Expenses decreased 2.0% QoQ ($48.9M in 2Q25 vs. $47.9M in 3Q25).
- Compensation and Benefits remains the largest driver, though it was still slightly lower mainly due to annual bonus and other staff costs paid in 1Q25.
- Advertising, Promotion and Production[2] decreased to $1.1 M (vs. $7.4M in 2Q25) given NA Consensus marketing and production expenses incurred in 2Q25.
- Legal and Professional Fees decreased by 3.0% QoQ ($6.4M vs. $6.6M in 2Q25).
- Information Technology and Software spend grew 11.1%, to $6.0M in 3Q25 (vs. $5.4M in 2Q25).
- Rent, Custody & and Other expenses increased by $1.9M QoQ ($5.7M vs. $3.8M in 2Q25), growing slightly above its average historical run-rate.

Bullish Adjusted Operating Expense

(In U.S. $ Millions)



End of period total Headcount 3
371
367
342
388
406
406
409
$ 39.5
$ 46.0
$ 36.9
$ 39.4
$ 49.2
$ 48.9
$ 47.9
1Q24: 27.6, 4.7, 0.5, 3.1, 3.6
2Q24: 26.6, 4.1, 6.3, 4.5, 4.5
3Q24: 27.2, 5.0, (2.9), 3.7, 3.9
4Q24: 23.8, 5.4, 1.8, 3.9, 4.5
1Q25: 29.4, 4.5, 4.9, 5.5, 4.8
2Q25: 25.7, 5.4, 7.4, 6.6, 3.8
3Q25: 28.8, 6.0, 1.1, 6.4, 5.7
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
Compensation and Benefits
Information Technology and software
Advertising, Promotion and Production
Legal and Professional Fees
Rent, Custody and Other1

Notes:
1. *Right-of-Use assets are included in Other Expenses*
2. *3Q24 Advertising & Promotion includes a $2.9M tax credit from Austin city grants*
3. *Headcount growth in 4Q24 was primarily driven by the CCData acquisition*
4. *Figures presented may not sum precisely due to rounding*

Note: Adjusted operating expense is a non-IFRS measure. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures. Adjusted operating expense excludes share-based compensation and non-recurring expenses.

Digital Asset Balance Update

Digital Asset Balances – 3Q25

	BTC	ETH	USDx	Other	Total[2]
Ending Price as of 9/30/2025[1]	$113,074	$4,160			
Units (in 000s)					
Digital assets held – intangible assets	17.7	9.9			
Digital assets held – inventories	1.8	8.4			
Loan and other receivable – digital assets	2.8	3.0			
Digital assets held – financial assets	–	–			
Investments in financial assets	2.2	-			
Total	**24.4**	**21.3**			
USD Balance ($ Millions)					
Digital assets held – intangible assets	$2,001	$41	$51	$2	$2,094
Digital assets held – inventories	200	35	6	14	254
Loan and other receivable – digital assets	315	12	106	3	437
Digital assets held – financial assets	0	0	1,152	37	1,189
Investments in financial assets	243	-	-	133	376
Total	**$2,759**	**$89**	**$1,315**	**$188**	**$4,350**

Notes:

1. *Ending price is the implied price, which represents the total price across the primary asset and any wrapped assets for a given token.*
2. *The balance total include wrapped tokens, such as Wrapped Bitcoin and Wrapped Ethereum, which are combined with their native asset, as well as certain assets supplied to decentralized finance protocols.*

Post-Quarter Performance

4Q 2025 Update & Guidance

October Exchange Update

Monthly Metrics Report for October 2025 (Unaudited)

	2025									
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
(B - in billions)										
Trading Volume ($B)										
Spot - BTC	34.6	30.9	43.2	39.2	32.8	19.9	20.8	18.2	16.4	38.2
Spot - ETH	18.3	19.2	14.9	10.9	12.0	9.5	11.1	12.8	8.8	15.1
Spot - Stablecoin	19.4	20.9	17.0	13.3	10.3	8.1	12.9	8.6	8.1	19.6
Spot - Other	4.8	3.8	2.7	2.2	2.6	2.4	4.0	4.6	4.1	4.6
Total Spot	**77.1**	**74.8**	**77.7**	**65.5**	**57.6**	**39.9**	**48.8**	**44.3**	**37.3**	**77.5**
Options								0.0	0.0	0.0
Perpetual	6.6	7.8	8.0	6.8	5.8	4.1	5.0	4.6	2.2	3.0
Total Trading Volume	**83.7**	**82.5**	**85.7**	**72.3**	**63.4**	**44.0**	**53.8**	**48.8**	**39.6**	**80.5**
Average Trading Spread (bps)										
Spot	2.14	1.97	1.87	1.65	1.55	1.58	1.76	2.55	1.96	1.75
Options								1.00	0.93	1.29
Perpetual	(1.06)	(1.41)	(2.38)	(1.47)	(0.86)	(1.22)	(0.80)	(0.65)	0.21	(2.67)
Average Trading Spread	**1.90**	**1.65**	**1.47**	**1.36**	**1.32**	**1.32**	**1.52**	**2.25**	**1.86**	**1.59**
Monthly Average Volatility										
BTC	48%	44%	50%	44%	33%	28%	27%	28%	23%	38%
ETH	60%	78%	69%	70%	67%	54%	54%	60%	42%	58%

Notes:
** Figures presented may not sum precisely due to rounding*

4Q 2025 Guidance

	2025			4Q 2025	
	1Q	2Q	3Q	High	Low
Trading Volume ($B)					
Total Trading Volume	**251.9**	**179.7**	**142.2**		
Adjusted Revenue ($M)					
Adjusted Transaction Revenue	42.0	24.1	26.7		
Subscription, Services & Other	20.4	32.9	49.8	**53.0**	**47.0**
Total Adjusted Revenue	**62.4**	**57.0**	**76.5**		
Adjusted EBITDA ($M)					
Adjusted Operating Expense	49.2	48.9	47.9	**50.0**	**48.0**
Total Adjusted EBITDA	**13.2**	**8.1**	**28.6**		
Adjusted Net Income ($M)	**2.1**	**(6.0)**	**13.8**		

Notes:

[1] Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income and adjusted EBITDA are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures

** Figures presented may not sum precisely due to rounding*

Net Liquid Assets Calculation Update


$69
$2,094
$1,189
$254
$376
$437
$4,419
($362)
($572)
$3,485
Cash and Cash Equivalents
Digital Assets Held - Intangible Assets
Digital Assets Held - Financial Assets
Digital Assets Held - Inventories
Investments in Financial Assets
Loan & Other Receivable Digital Assets
Gross Liquid Assets
On Exchange Capital
Borrowings and Borrowings from related parties
Net Liquid Assets as of 9/30

	Cash and Cash Equivalents	Digital Assets Held - Intangible Assets	Digital Assets Held - Financial Assets	Digital Assets Held - Inventories	Investments in Financial Assets	Loan & Other Receivable Digital Assets	Gross Liquid Assets	On Exchange Capital	Borrowings and Borrowings from related parties	Net Liquid Assets as of 9/30
Cash	$69	-	-	-	-	-	$69	($8)	-	$61
Debt	-	-	-	-	-	-	-	-	(572)	(572)
Stablecoins	-	51	1,152	6	-	106	1,315	(106)	-	1,210
BTC	-	2,001	-	200	243	315	2,759	(200)	-	2,559
ETH	-	41	-	35	-	12	89	(35)	-	54
Others	-	2	37	14	133	3	188	(13)	-	175

Notes:

[1] Assumes BTC price of $113,074 as of 9/30. Assumes ETH price of $4,160 of 9/30.
** Figures presented in $ millions ($M) may not sum precisely due to rounding*

Appendix

Bullish Benefits from a Diverse Revenue Model

SUBSCRIPTION SERVICES & OTHER REVENUE

Segment	Business	Formula	Revenue
MARKET INFRASTRUCTURE	Bullish Exchange	Volumes × Spread + Fees	= Adjusted transaction revenue
MARKET INFRASTRUCTURE	Bullish Liquidity Services	Subscription fee + Balances × Yield + Performance based upside	= Liquidity services revenue
INFORMATION SERVICES	CoinDesk Indices	AUM × Asset-linked fee % + Indices related data revenue	= Indices business revenue
INFORMATION SERVICES	CoinDesk Data	Subscribers × Subscription price	= Data business revenue
INFORMATION SERVICES – INSIGHTS	CoinDesk Media	# of Ads × Cost per ad	= Insights business revenue
INFORMATION SERVICES – INSIGHTS	CoinDesk Events	# of conference attendees × Ticket price + Sponsorship & other revenue	= Insights business revenue

Note: Formulas displayed represent a simplified view of Bullish revenue model

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss) (Unaudited)

(In thousands, except per share data)

	Notes	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Digital assets sales	4	$ 41,599,507	$ 54,192,368	$ 180,466,309	$ 184,175,151
Cost of digital assets derecognized	5	(41,584,605)	(54,171,381)	(180,409,519)	(184,103,432)
Other revenues	6	50,150	11,872	102,746	47,495
Change in fair value of digital assets held, net	7	(11,440)	(41,788)	(189,793)	21,014
Net spread related income and change in fair value of perpetual futures on the Exchange		(602)	(4,893)	(6,293)	(13,910)
Change in fair value of investment in financial assets	14	54,971	2,473	69,520	2,084
Administrative expenses	8	(45,709)	(39,618)	(135,912)	(116,037)
Other expenses	9	(13,608)	(6,810)	(46,033)	(33,446)
Finance expense	10	(13,906)	(9,878)	(37,437)	(27,870)
Change in fair value of derivatives		(5,533)	1,028	(7,912)	677
Change in fair value of financial liability at FVTPL	22	(10,850)	100	(27,000)	(29,400)
Income/(loss) before income tax		$ 18,375	$ (66,527)	$ (221,324)	$ (77,674)
Income tax benefit/(expense)	11	76	(745)	(579)	(1,223)
Net income/(loss)		$ 18,451	$ (67,272)	$ (221,903)	$ (78,897)
Attributable to:					
Owners of the Group		18,397	(66,732)	(218,084)	(78,505)
Non-controlling interests		54	(540)	(3,819)	(392)
Net income/(loss)		$ 18,451	$ (67,272)	$ (221,903)	$ (78,897)
Other comprehensive income/(loss)					
Items that will not be subsequently reclassified to profit or loss:					
Revaluation of digital assets held as investments		154,675	15,384	533,461	444,915
Fair value gain/(loss) on financial liabilities designated as at FVTPL attributable to changes in credit risk	22	(6,100)	13,400	(4,400)	(4,900)
		$ 148,574	$ 28,784	$ 529,061	$ 440,015
Items that may be reclassified subsequently to profit or loss:					
Foreign exchange differences on translation of foreign operations		(491)	—	1,643	—
Total comprehensive income/(loss)		$ 166,535	$ (38,488)	$ 308,801	$ 361,118
Attributable to:					
Owners of the Group		168,173	(38,078)	308,278	357,955
Non-controlling interests		(1,638)	(410)	523	3,163
Total comprehensive income/(loss)		$ 166,535	$ (38,488)	$ 308,801	$ 361,118
Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share					
Basic	28	133,066	112,500	119,905	112,500
Diluted	28	140,157	112,500	119,905	112,500
Earnings/(Loss) per share					
Basic	28	$ 0.14	$ (0.59)	$ (1.82)	$ (0.70)
Diluted	28	$ 0.10	$ (0.59)	$ (1.82)	$ (0.70)

Note: Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands)

	Notes	September 30, 2025 (Unaudited)	December 31, 2024 (Audited)
ASSETS			
Non-current assets			
Goodwill	15	$ 63,023	$ 61,475
Other intangible assets	15	31,661	33,298
Property and equipment and right-of-use assets	16	12,206	14,118
Deferred tax assets		2,894	2,088
Other assets	17	22,237	22,087
Restricted cash	18	1,968	1,968
Total non-current assets		$ 133,989	$ 135,034
Current assets			
Digital assets held - inventories	12	$ 254,203	$ 573,876
Digital assets held - intangible assets	12	2,094,385	1,878,268
Digital assets held - financial assets	12	1,189,097	132,649
Loan and other receivables - digital assets	13	436,720	166,388
Derivative financial instruments	25	20	0
Investments in financial assets	14	375,845	86,173
Other assets	17	38,590	21,209
Customer segregated cash		14,550	6,382
Restricted cash	18	16,676	15,893
Cash and cash equivalents	19	69,307	31,540
Total current assets		$ 4,489,393	$ 2,912,378
Total assets		$ 4,623,382	$ 3,047,412
LIABILITIES			
Non-current liabilities			
Borrowings from related parties	22	$ 513,850	$ 482,450
Convertible redeemable preference shares	20	—	47,879
Digital assets loan payable	23	8,012	20,613
Lease liabilities		7,695	10,756
Deferred tax liabilities		—	6
Total non-current liabilities		$ 529,557	$ 561,704
Current liabilities			
Customer segregated cash liabilities		$ 14,550	$ 6,382
Borrowings	22	50,000	25,000
Digital assets loan payable	23	445	—
Lease liabilities		2,566	4,246
Other payables	21	48,212	49,421
Total current liabilities		$ 115,773	$ 85,049
Total liabilities		$ 645,330	$ 646,753
Net assets		$ 3,978,052	$ 2,400,659
EQUITY			
Share capital and share premium	24	$ 5,105,631	$ 3,821,537
Option premium on convertible redeemable preference shares		—	18,399
Reserves		1,101,668	858,797
Accumulated deficit		(2,290,225)	(2,309,053)
Total shareholders' equity attributable to the owners of the Group		$ 3,917,074	$ 2,389,680
Non-controlling interests		60,978	10,979
Total equity		$ 3,978,052	$ 2,400,659

Note: Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures

Non-IFRS Measures Summarized

($ in millions)	Three months ended September 30 2025	Three months ended September 30 2024	Nine months ended September 30 2025	Nine months ended September 30 2024
Non-IFRS Financial Measures				
Adjusted transaction revenue	$ 26.7	$ 32.9	$ 92.8	$ 112.3
Adjusted revenue	$ 76.5	$ 44.6	$ 195.9	$ 158.8
Adjusted EBITDA	$ 28.6	$ 7.7	$ 49.8	$ 36.3
Adjusted Net Income	$ 13.8	$ (3.1)	$ 10.0	$ 5.6

($ in millions)	Period ended September 30 2025	Period ended December 31 2024
Gross Liquid Assets	$ 4,419.5	$ 2,868.9
Net Liquid Assets	$ 3,485.0	$ 1,696.1

Note: Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures
** Figures presented may not sum precisely due to rounding*

Reconciliation of non-IFRS measures

($ in millions)	Three months ended		Nine months ended	
Adjusted Transaction Revenue and Adjusted Revenue	September 30 2025	September 30 2024	September 30 2025	September 30 2024
Digital assets sales	$ 41,599.5	$ 54,192.4	$ 180,466.3	$ 184,175.2
Digital asset sales on venues other than Exchange	(25.9)	(5.2)	(359.8)	(19.7)
Digital asset sales - on our Exchange	41,573.6	54,187.2	180,106.5	184,155.5
Cost of digital assets derecognized - on our Exchange	(41,558.6)	(54,166.2)	(180,049.5)	(184,083.7)
Change in fair value of digital assets inventories, arising from purchase of digital assets on our Exchange	11.5	16.4	40.4	53.0
Transaction income	0.8	0.4	1.7	1.4
Net spread related income and change in fair value of perpetual futures	(0.6)	(4.9)	(6.3)	(13.9)
Adjusted Transaction Revenue	$ 26.7	$ 32.9	$ 92.8	$ 112.3
Subscriptions and services revenue	49.3	11.5	101.0	46.1
Change in fair value of investment in financial assets	-	-	-	0.2
Revalution of digital assets held as investments	0.5	0.2	2.1	0.2
Adjusted Revenue	$ 76.5	$ 44.6	$ 195.9	$ 158.8
Adjusted EBITDA and Adjusted Net Income				
Income/(loss)	$ 18.5	$ (67.3)	$ (221.9)	$ (78.9)
Adjusted to exclude the following:				
Digital asset sales on other venues	(25.9)	(5.2)	(359.8)	(19.7)
Cost of digital assets derecognized on other venues	26.0	5.2	360.0	19.7
Loss/(Gain) from changes in fair value of digital assets inventories net payable to customers	(4.1)	38.7	88.3	1.0
Income tax expense (benefit)	(0.1)	0.7	0.6	1.2
Finance expenses	13.9	9.9	37.4	27.9
Share-based payment expenses	3.1	5.7	11.5	17.9
Change in fair value of loan and other receivables - digital assets	(5.7)	(3.3)	(39.3)	4.8
Change in fair value of digital assets loan payable	3.4	1.6	2.9	0.1
Change in fair value of derivatives	5.5	(1.0)	7.9	(0.7)
Change in fair value of financial liability at FVTPL	10.9	(0.1)	27.1	29.4
Change in fair value of investments in financial assets	(55.0)	(2.5)	(69.5)	(1.9)
Impairment losses of digital assets held - intangible assets	29.4	21.2	178.2	26.1
Impairment of right-of-use assets	-	-	-	1.0
Non-recurring expenses	7.3	3.0	21.8	5.4
Depreciation and amortization	0.9	0.9	2.5	2.8
Adjusted to include the following:				
Revaluation of digital assets held as investments	0.5	0.2	2.1	0.2
Adjusted EBITDA	$ 28.6	$ 7.7	$ 49.8	$ 36.3
Finance expenses	(13.9)	(9.9)	(37.4)	(27.9)
Depreciation and amortization	(0.9)	(0.8)	(2.5)	(2.8)
Tax effect of adjusted net income before taxes	0.0	(0.1)	0.1	(0.0)
Adjusted Net Income	$ 13.8	$ (3.1)	$ 10.0	$ 5.6

Note:
** Figures presented may not sum precisely due to rounding*

Gross and Net Liquid Assets

	September 30, 2025		December 31, 2024	
Digital assets held - inventories	$	254.2	$	573.9
Digital assets held - intangible assets		2,094.4		1,878.3
Digital assets held - financial assets (on Exchange)		99.2		67.5
Digital assets held - financial assets (off Exchange)		1,089.9		65.1
Loan and other receivable		436.7		166.4
Investments in financial assets		375.8		86.2
Cash and cash equivalents		69.3		31.5
Gross Liquid Assets	**$**	**4,419.5**	**$**	**2,868.9**
(-) Digital assets held - inventories	$	(254.2)	$	(573.9)
(-) Digital assets held - financial assets (on Exchange)		(99.2)		(67.5)
(-) Digital assets loan payable		(8.5)		(20.6)
(-) Borrowings		(50.0)		(25.0)
(-) Borrowings from related parties		(513.9)		(482.5)
(-) Cash on the Exchange		(8.7)		(3.3)
Net Liquid Assets	**$**	**3,485.0**	**$**	**1,696.1**

Note:

** Figures presented in $ millions ($M) may not sum precisely due to rounding*

Reconciliation of Adjusted Operating Expense

($ in millions)

IFRS Core Operating Expense to Adjusted Operating Expense	Three months ended September 30 2025	Three months ended September 30 2024	Nine months ended September 30 2025	Nine months ended September 30 2024
IFRS Core Operating Expense	**$ 59.3**	**$ 46.4**	**$ 181.9**	**$ 149.5**
Adjusted for				
Stock-based compensation expense	3.2	5.7	11.5	17.9
Non-recurring expenses - legal and professional fees	6.5	1.1	18.9	2.9
Non-recurring expenses - compensation and benefits	0.8	1.8	2.9	3.4
Depreciation and amortization expense	0.9	0.9	2.5	2.9
Adjusted Operating Expense	**$ 47.9**	**$ 36.9**	**$ 146.1**	**$ 122.4**

Note:

** Figures presented in $ millions ($M) may not sum precisely due to rounding*

Definition of Certain Metrics

Adjusted transaction revenue is a non-IFRS financial measure intended to capture the fees and trading spreads earned from customers trading on our Exchange. We define adjusted transactional revenue as (i) the portion of "Digital asset sales", as reported in accordance with IFRS, attributable to digital asset sales on our Exchange, less (ii) the "Cost of digital assets derecognized" excluding such costs from sales on venues other than the Exchange, plus (iii) the change in fair value of digital asset inventories, arising from purchase of digital assets on our Exchange (included within reported "Change in fair value of , net"), plus (iv) transaction income (included within reported "Other revenues"), plus (v) net spread related income and change in fair value of perpetual futures on the Exchange.

We exclude digital asset sales, and the related cost of digital assets derecognized, from trading activity on venues other than our Exchange. We also exclude subscription and services revenue (included within reported other revenues). In each case, this approach is intended to ensure that our adjusted transaction revenue metric reflects the core performance of our trading operations and provides a clearer understanding of our business activities on our Exchange.

While we include change in fair value of digital asset inventories, specifically the bid-offer spread earned from the purchase of digital assets on our Exchange, as part of our adjusted transaction revenue, we do not include other reported changes in fair value, such as subsequent remeasurements and mark-to-market adjustments. This is because these remeasurements, including impairment losses of under intangible assets, are not considered part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions.

Adjusted revenue is a non-IFRS financial measure intended to reflect the revenues generated by our trading and information services and also from our investing activities. We define adjusted revenue as adjusted transaction revenue, plus (i) subscription and services revenue, which is included in reported other revenues and includes interest and revenues from CoinDesk and CCData, plus (ii) for periods prior to 2024 only, change in fair value of investment in financial assets, plus (iii) the net income from DeFi protocols excluding the fair value change of underlying digital assets, that is reported under OCI.

Specifically, adjusted revenue includes the fees and trading spreads earned from customers trading on our Exchange, excludes gains or losses from the remeasurement of our digital assets and includes other fees such as interest and revenue from CoinDesk and CCData businesses that we acquired in November 2023 and October 2024, respectively.

Adjusted EBITDA is calculated as income/(loss) after tax adjusted to exclude:

- digital asset sales and the cost of digital assets derecognized on other venues, as these transactions do not directly reflect the core activities of liquidity provision and client facilitation on our Exchange. Excluding these is intended to ensure that our Adjusted EBITDA remains focused on the fundamental operations that drive our business;
- gains or losses from the remeasurement of our digital assets, as these assets are held to facilitate client trading rather than for proprietary trading purposes. Such remeasurement reflects mark-to-market (MTM) adjustments including the impairment losses of under intangible assets that are not part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions. The primary focus of our business model is to provide liquidity and facilitate client transactions on our Exchange, with the key performance metric being the bid-offer spread earned from digital asset spot transactions. Including MTM adjustments would introduce volatility that is not reflective of our core operational performance and could mislead stakeholders about the true drivers of our business;
- certain non-cash charges such as share-based compensation expenses and depreciation and amortization because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations;
- provision for or benefit from income tax and finance expenses;
- change in fair value of derivatives and financial liability at FVTPL;
- the change in fair value of investments in financial assets related to digital asset funds. These investments are not central to our core operations, as they do not directly contribute to our primary business activities of liquidity provision and client facilitation. The fair value changes are primarily driven by the mark-to-market (MTM) adjustments of the underlying digital assets within the funds. Including these fair value changes would introduce volatility of digital assets that does not accurately represent the operational metrics that are indicative of our business performance. Our core operating performance focuses on providing liquidity and facilitating client transactions, and we aim to avoid taking directional trading positions;
- certain acquisition-related and integration costs associated with business combinations, various restructuring and other costs, and goodwill impairment charges, all of which are not normal operating expenses. These adjustments aid in the comparability of our results across periods. Acquisition related costs include amounts paid to redeem acquirees' unvested share-based compensation awards, legal, accounting, valuation, and due diligence costs. Integration costs include advisory and other professional services or consulting fees necessary to integrate acquired businesses. Restructuring and other costs that are not reflective of our core business operating expenses may include severance costs, contingent losses, impairment charges, and certain litigation and regulatory charges; and
- the net income from DeFi protocols, excluding the fair value change of underlying digital assets, which is a component of the "Revaluation of as investments" under OCI. Deploying our digital assets in these protocols are a strategic component of our business model, providing additional yield and enhancing our liquidity management capabilities. Including this net income in Adjusted EBITDA reflects the performance of our investment activities and supports our focus on core operations.

Definition of Certain Metrics (Cont'd)

Adjusted net income/(loss) is calculated as income/(loss) after tax adjusted by the same adjustment items taken into account for determining adjusted EBITDA, with further adjustment to add back finance expense and depreciation and amortization, and reduced by tax effect of the adjustments.

Adjusted operating expense is calculated by taking total operating expenses (which includes Administrative expenses and Other expenses) and excluding items we do not consider representative of our core, ongoing operating performance. These excluded items Stock-based compensation expense, Depreciation and amortization expense, and certain non-recurring expenses.

We believe Adjusted Operating Expense is a useful supplemental measure for investors, as it provides a clearer view of our operational efficiency by removing non-cash expenses (depreciation, amortization, and stock-based compensation) and other items not indicative of ongoing business trends. Management uses this measure to assess business performance and to plan for future periods.

Subscription, services & other revenue is a non-IFRS financial measure intended to provide a comprehensive view of our diverse revenue streams beyond core transaction fees and spreads. This measure includes revenue from lending and liquidity services, such as interest earned from third-party lending arrangements like credit line facilities and margin loans, interest on our own cash and stablecoins, fees from liquidity services and promotional income, and revenues from CoinDesk services such as sponsorships, event admissions, and index data licensing fees. It also incorporates the net income from DeFi protocols (excluding any fair value changes of the underlying digital assets). This non-IFRS measure is calculated by taking "Subscription and services revenue" (as reported within the "Other revenues") and adding "Net income from DeFi protocols, excluding the fair value change of underlying digital assets" (as reported within "Revaluation of as investments"). By consolidating these various income sources, we believe this measure offers a more distinct view of the growth and performance of our service-oriented business lines, separate from our core transaction-based revenues.

Trading volume represents the notional value of trades, i.e., the product of the quantity of assets transacted and the trade price at the time the spot transaction was executed. The quantity represents the total U.S. dollar equivalent value of matched trades transacted between a buyer and seller through our platform during the period of measurement.

Average daily volume represents the total Trading Volume for the applicable period divided by the number of trading days in such period.

Average trading spread represents total commissions earned from transactions on the Bullish Exchange for the period, expressed in basis points (bps) of the trading volume for the period. Management reviews this metric, which reflects the cost of trading on the Bullish Exchange, changes in fair value of perpetual futures, and rebates, for insight into the average revenue generated per unit of trading volume on our platform

Gross Liquid Assets is defined as the sum of (i) Digital assets held — inventories, (ii) Digital assets held — intangible assets, (iii) Digital assets held — financial assets, (iv) Loans and other receivables — digital assets (v) Investments in financial assets, and (vi) Cash and cash equivalents.

Net Liquid Assets is defined as Gross liquid assets, reduced by (i) Digital assets held — inventories, (ii) the portion of Digital assets held — financial assets on our Exchange, (iii) the portion of Cash and cash equivalents on our Exchange, (iv) Borrowings, (v) Borrowings from related parties, and (vi) Digital assets loan payable.

Bullish

